 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-275144

PROSPECTUS SUPPLEMENT NO. 2
(to prospectus dated October 26, 2023)

2,567,238 Class A Ordinary Shares

Common Warrants to Purchase up to 3,850,857 Class A Ordinary Shares (and up to 3,850,857 Class A Ordinary Shares issuable upon the exercise of the Common Warrants)

PA Warrants to Purchase up to 25,672 Class A Ordinary Shares (and up to 25,672 Class A Ordinary Shares issuable upon the exercise of the Common Warrants)

SunCar Technology Group Inc.

This prospectus supplement updates, amends and supplements the prospectus dated October 26, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-275144), with the information contained in our report of foreign private issuer on Form 6-K, filed with the SEC on September 13, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

Our Class A ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “SDA” and “SDAWW,” respectively. On December 5, 2024, the closing price of our Class A ordinary shares on Nasdaq was $9.94 per share, and the closing price of our warrants on Nasdaq was $0.40 per warrant.

Neither the SEC nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully read the discussion of material risks of investing in such securities under “Risk Factors” beginning on page 9 of the Prospectus.

The date of this prospectus supplement is December 6, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41247

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

SunCar Technology Group Inc. (the “Company”) furnishes under the cover of Form 6-K the following:

SUNCAR TECHNOLOGY GROUP INC

SUNCAR TECHNOLOGY GROUP INC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024

ASSETS
Current assets
Cash	$30,854	$20,886
Restricted cash	2,741	2,843
Short-term investments	21,596	20,913
Accounts receivable, net	56,043	76,630
Prepaid expenses and other current assets, net	63,963	69,564
Total current assets	175,197	190,836

Non-current assets
Long-term investment	282	275
Software and equipment, net	22,466	19,977
Deferred tax assets, net	11,998	12,467
Other non-current assets	12,012	19,403
Right-of-use assets	1,280	978
Total non-current assets	48,038	53,100

TOTAL ASSETS	$223,235	$243,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	$83,029	$81,324
Accounts payable	26,641	52,115
Deferred revenue	3,050	1,959
Tax payable	1,364	1,695
Accrued expenses and other current liabilities	4,809	2,262
Amount due to a related party-current	4,751	4,557
Operating lease liabilities-current	748	765
Total current liabilities	124,392	144,677

Non-current liabilities
Operating lease liabilities-non-current	504	154
Amount due to a related party, non-current	29,688	29,004
Warrant liabilities	661	661
Total non-current liabilities	30,853	29,819

Total liabilities	$155,245	$174,496

Commitments and contingencies (Note 16)

Shareholders’ equity
Class A Ordinary shares* (par value of US$0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2023 and June 30, 2024, respectively; 39,876,493 and 48,876,493 Class A Ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	$4	$5
Class B Ordinary shares* (par value of US$0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2023 and June 30, 2024, respectively; 49,628,565 and 49,628,565 Class B Ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	5	5
Additional paid in capital	144,160	206,199
Accumulated deficit	(126,724)	(189,307)
Accumulated other comprehensive loss	(1,367)	(1,283)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ equity	16,078	15,619
Non-controlling interests	51,912	53,821
Total shareholders’ equity	67,990	69,440

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$223,235	$243,936

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024

Revenues
Auto service	$98,813	$107,451
Auto eInsurance service	47,710	73,747
Technology service	12,855	21,888
Total revenues	159,378	203,086

Operating cost and expenses
Integrated service cost	(87,854)	(107,621)
Promotional service expenses	(49,563)	(71,135)
Selling expenses	(12,793)	(10,199)
General and administrative expenses	(4,020)	(40,537)
Research and development expenses	(4,020)	(32,205)
Total operating costs and expenses	(158,250)	(261,697)

Operating profit/(loss)	1,128	(58,611)

Other income/(expenses)
Financial expenses, net	(1,915)	(2,302)
Investment income	323	306
Other income, net	2,450	734
Total other income/(loss), net	858	(1,262)

Income/(Loss) before income tax expense	1,986	(59,873)
Income tax expense	(850)	(267)
Net income/(loss)	1,136	(60,140)

Less: Net income attributable to non-controlling interests	4,515	2,443
Net loss attributable to the Company’s ordinary shareholders	(3,379)	(62,583)

Net loss per ordinary share
Basic and diluted	$(0.04)	$(0.67)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	$81,374,609	93,663,300

Other comprehensive loss
Foreign currency translation difference	(2,614)	(1,195)
Total other comprehensive loss	(2,614)	(1,195)

Total comprehensive loss	(1,478)	(61,335)
Less: total comprehensive income attributable to non-controlling interest	2,068	1,164
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(3,546)	$(62,499)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s shareholders’ (deficit)	Non- controlling	Total shareholders’
	Share*	Amount	Share	Amount	Share	Amount	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2022	30,371,435	$3	49,628,565	$5	-	$-	95,764	$(99,580)	$(1,476)	$(5,284)	$42,060	$36,776
Net (loss)/profit	-	-	-	-	-	-	-	(3,379)	-	(3,379)	4,515	1,136
Adoption of ASC326	-	-	-	-	-	-	-	(241)	-	(241)	(266)	(507)
Reverse recapitalization**	2,743,010	-	-	-	-	-	(2,506)	-	-	(2,506)	-	(2,506)
Conversion of Public Rights**	610,000	-	-	-	-	-	-	-	-	-	-	-
Equity financing through Private Placement	2,173,657	1	-	-	-	-	21,736	-	-	21,737	-	21,737
Shares issued to Trans Asia**	160,000	-	-	-	-	-		-	-	-	-	-
Offering costs in the Business Combination	-	-	-	-	-	-	(910)	-	-	(910)	-	(910)
Share-based compensation	-	-	-	-	-	-		-	-	-	776	776
Foreign currency translation	-	-	-	-	-	-	-	-	(167)	(167)	(2,447)	(2,614)
Balance as of June 30, 2023	36,058,102	$4	49,628,565	$5	-	$-	114,084	$(103,200)	$(1,643)	$9,250	$44,638	$53,888

Balance as of December 31, 2023	40,076,493	$4	49,628,565	$5	(200,000)	$-	144,160	$(126,724)	$(1,367)	$16,078	$51,912	$67,990
Net (loss)/profit	-	-	-	-	-	-	-	(62,583)	-	(62,583)	2,443	(60,140)
Share-based compensation	8,800,000	1	-	-	-	-	62,039	-	-	62,040	745	62,785
Foreign currency translation	-	-	-	-	-	-	-	-	84	84	(1,279)	(1,195)
Balance as of June 30, 2024	48,876,493	$5	49,628,565	$5	(200,000)	$-	206,199	$(189,307)	$(1,283)	$15,619	$53,821	$69,440

*	Shares as of December 31, 2022 are related to the reverse recapitalization on May 17, 2023 for the business combination and presented on a retroactive basis to reflect the reverse recapitalization.

**	The amounts of Class A Ordinary Shares were less than one thousand dollars.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$1,136	$(60,140)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision (Reversal)for credit losses	(3,694)	2,654
Depreciation and amortization	2,840	1,813
Amortization of right-of-use assets	350	392
Share-based compensation of subsidiary	776	745
Share-based compensation of the Group	-	62,040
Deferred income tax benefit	(207)	(750)
Fair value income from short-term investments	(323)	(493)
Financing expense related to issuance of GEM Warrants	-	303
Property and equipment written off	-	12
Interest expense	-	146
Changes in operating assets and liabilities:
Accounts receivable	10,353	(24,689)
Prepaid expenses and other current assets	(38,757)	(7,492)
Accounts payable	7,647	26,277
Deferred revenue	497	(1,029)
Accrued expenses and other current liabilities	(787)	(2,458)
Tax payable	(202)	365
Operating lease liabilities	(321)	(321)
Amount due to a related party	167	-
Net cash used in operating activities	(20,525)	(2,625)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software and equipment	(577)	(245)
Purchase of short-term investment	-	(20,603)
Proceeds from the redemption of short-term investment	4,784	21,283
Purchase of other non-current assets	(3,310)	(7,725)
Net cash provided by/(used in) investing activities	897	(7,290)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loan	68,271	56,979
Repayments of short-term loan	(53,418)	(56,771)
Cash required on reverse recapitalization	(482)	-
Proceeds from Private Placement	21,737	-
Payment for offering cost related to Business Combination	(623)	-
Net cash provided by financing activities	35,485	208

Effect of exchange rate changes	(1,661)	(159)

Net change in cash and restricted cash	14,196	(9,866)

Cash and restricted cash, beginning of the period	$23,917	$33,595
Cash and restricted cash, end of the period	$38,113	$23,729

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$35,460	$20,886
Restricted cash	$2,653	$2,843
Total cash and restricted cash	$38,113	$23,729

Supplemental disclosures of cash flow information:
Income tax paid	$1,128	$535
Interest expense paid	$1,704	$1,872

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	$1,552	$88

The accompanying notes are an integral part of these consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Technology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology.

Pursuant to the Merger Agreement, at the closing of the transactions (the “Business Combination”, or the “Transaction”) contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, the separate corporate existence of Goldenbridge ceasing and SunCar Technology continuing as the surviving corporation; (ii) the Merger Sub was merged with and into SunCar, the Merger Sub ceasing and SunCar continuing as the surviving company.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing auto service, auto eInsurance service and technology service in the People’s Republic of China (“PRC” or “China”).

Sun Car Online Insurance Agency Co., Ltd. (“SunCar Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), Goldenbridge and SunCar Technology consummated the closing of the Transaction of Goldenbridge and SunCar Technology, following the approval at a Special Meeting of the shareholders on April 14, 2023. Following the consummation of the Transaction, Goldenbridge as a wholly-owned subsidiary of SunCar Technology and the outstanding shares of Goldenbridge being converted into the right to receive shares of SunCar Technology, the combined company will retain the SunCar Technology name.

SunCar was determined to be the accounting acquirer given it effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Goldenbridge was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. SunCar is determined as the accounting acquirer and the historical financial statements of SunCar became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Ordinary Shares and Convertible Preferred Shares of SunCar that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 31,971,435 Class A ordinary shares and 49,628,565 Class B ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022.

As of June 30, 2024, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Auto service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.89%	Auto service
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.51%	Auto eInsurance service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2022 and 2023.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(b).	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful lives and impairment of long-lived assets, valuation allowances of deferred tax assets, and warrant liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c).	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $507 recognized as of January 1, 2023. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(d).	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model.

(e).	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(e)	Fair value measurement - Continued

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities, and warrant liabilities. As of December 31, 2023 and June 30, 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

(f).	Revenue recognition

The Group’s revenues are mainly generated from providing auto service, auto eInsurance service and technology service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Auto service

The Group defines enterprise clients as the Group’s customers and the Group sells auto service coupons to enterprise clients, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon is expired but not used.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Auto eInsurance Service

The Group provides auto eInsurance service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any auto eInsurance service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology services

The Group provides technology services including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided and recognizes revenue over time during the service period.

The Group’s revenues are disaggregated by timing of revenue recognition as follows:

	For the six months ended June 30,
	2023	2024
Revenue recognized at a point of time	$146,523	$181,198
Revenue recognized over time	12,855	21,888
Revenues	$159,378	$203,086

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2023 and June 30, 2024.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $3,050 and $1,959 as of December 31, 2023 and June 30, 2024, respectively. As of December 31, 2023 and June 30, 2024, the Group recognized $3,569 and $3,050 that was included in deferred revenue balance at January 1, 2023 and 2024, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(g).	Share-based compensation

The Group grants restricted share units (“RSUs”) of the Company and its subsidiary, SunCar Online, to eligible employees and management. The Group accounts for share-based awards issued to employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award using the straight-line method over the applicable vesting period based on the fair value of restricted shares granted on the date of the grant. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

The consideration for the business combination closed on May 17, 2023 included totally 4,800,000 earnout shares (“Earnout Shares”) granted to the management upon the achievement of revenue targets in 2022, 2023 and 2024. Earnout Shares in 2022 was accounted for as part of the consideration of the business combination. The Group recognizes Earnout Shares in 2023 and 2024 for an equity classified award using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares on the grant date.

(h).	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and Is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	December 31,	June 30,
	2023	2024
Balance sheet items, except for equity accounts	7.0999	7.2672

	For the six months ended June 30,
	2023	2024
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.9283	7.2150

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(i).	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 revised the guidance in Subtopic 815-40 to remove the conditions including: (i) settlement in unregistered shares; (ii) collateral; and (iii) shareholder rights. In addition, regarding the condition about failure to timely file in the settlement guidance, ASU 2020-06 clarify that penalty payments do not preclude equity classification. For public companies not eligible to be a smaller reporting company, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years and interim periods beginning after December 15, 2023. Early adoption is permitted. The Company elected to early adopted ASU 2020-06 from January 1, 2023.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including auto service business and auto eInsurance business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the Six Months Ended June 30, 2024
	Auto service	Auto eInsurance service	Others	Consolidated
Revenues from external customers	$107,451	$73,747	$21,888	$203,086
Depreciation and amortization	$(783)	$(1,285)	$(137)	$(2,205)
Segment income (loss) before tax	$32,064	$727	$(92,664)	$(59,873)

	For the Six Months Ended June 30, 2023
	Auto service	Auto eInsurance service	Others	Consolidated
Revenues from external customers	$98,813	$47,710	$12,855	$159,378
Depreciation and amortization	$(1,884)	$(1,278)	$(28)	$(3,190)
Segment income (loss) before tax	$6,332	$(938)	$(3,408)	$1,986

The total assets from continuing operations by segments as of December 31, 2023 and as of June 30, 2024 were as follows:

	December 31,	June 30,
	2023	2024
Segment assets
Auto service	$136,387	$153,889
Auto eInsurance service	66,274	64,679
Others	20,574	25,368
Total segment assets from continuing operations	$223,235	$243,936

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,	June 30,
	2023	2024
Accounts receivable	$77,187	$99,922
Allowance for credit losses	(21,144)	(23,292)
Accounts receivable, net	$56,043	$76,630

The Group reversed credit losses of $3,694 for the six months ended June 30, 2023 and recognized credit losses of $2,654 for the six months ended June 30, 2024.

The movement of allowance for credit losses for the six months ended June 30, 2023 and 2024 were as following:

	For the six months ended June 30,
	2023	2024
Balance at the beginning of the period	$25,348	$21,144
Adoption of ASC326	637	-
Additions	-	2,654
Reversal	(3,694)	-
Foreign currency translation	(1,101)	(506)
Balance at the end of the period	$21,190	$23,292

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	December 31,	June 30,
	2023	2024

Advances to suppliers	$58,814	$63,962
Value-added tax (“VAT”) receivables	2,985	2,556
Prepaid financing expense (1)	1,442	1,139
Others	894	2,041
Prepaid expenses and other current assets	64,135	69,698
Allowance for credit losses	(172)	(134)
Prepaid expenses and other current assets, net	$63,963	$69,564

(1)	It represented prepaid financing expense related to issuance of GEM Warrants (See Note 10).

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET – Continued

The Group assessed the collectability of other current assets, and recorded nil and nil provision for credit losses of advances to suppliers that the collectability is considered remote for the six months ended June 30, 2023 and 2024, respectively.

The movement of allowance for credit losses for the six months ended June 30, 2023 and 2024 were as following:

	For the six months ended June 30,
	2023	2024
Balance at the beginning of the period	$177	$172
Foreign currency translation	(9)	(38)
Balance at the end of the period	$168	$134

6. SOFTWARE AND EQUIPMENT, NET

Software and equipment, net, consisted of the following:

	December 31,	June 30,
	2023	2024
Cost
Computer software (i)	$22,410	$21,894
Electronic equipment	13,161	13,047
Vehicles	891	891
Office equipment and furniture	180	181
Leasehold improvements	40	29
Others	711	695
Total	37,393	36,737
Less: accumulated depreciation	(14,927)	(16,760)
Software and equipment, net	$22,466	$19,977

(i)	In 2022, hybrid cloud platform developed with the assistance of a third-party cloud service provider was partially substantially ready for use and transferred from other non-current assets. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide auto services and auto eInsurance service to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $2,840 and $1,813 for the six months ended June 30, 2023 and 2024, respectively.

During the six months ended June 30, 2023 and 2024, the Group recorded no impairment loss of software and equipment.

7. OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,	June 30,
	2023	2024

Private clouds in construction	$12,012	12,398
Other cloud infrastructure	-	7,005
	$12,012	19,403

Other non-current assets primarily consisted of externally purchased private clouds under construction, which were not available for use as of December 31, 2023 and June 30, 2024.

8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,	June 30,
	2023	2024

Technical service fee payable	$2,174	$-
Payroll payable	820	723
Value added taxes and other taxes payable	750	490
Subscription amount received for unvested restricted shares	592	578
Other accrued expenses	473	471
	$4,809	$2,262

9. LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	December 31,	June 30,
	2023	2024

Operating lease right-of-use assets, net	$1,280	$978
Lease liabilities - current	$748	$765
Lease liabilities – non-current	504	154
Total operating lease liabilities	$1,252	$919

The components of lease expenses were as follows:

	For the six months ended June 30,
	2023	2024
Lease cost
Amortization of right-of-use assets	350	392
Interest of operating lease liabilities	9	25
Total Lease cost	$359	$417

Other information related to leases where the Group is the lessee is as follows:

	December 31,	June 30,
	2023	2024

Weighted-average remaining lease term	1.11	0.84
Weighted-average discount rate	4.3%	4.3%

As of June 30, 2024, the following is a schedule of future minimum payments under the Group’s operating leases:

For the calendar year ended December 31,	Operating Leases
remainder of 2024	$380
2025	549
2026	15
Total lease payments	944
Less: imputed interest	(25)
Total	$919

10. WARRANTS

GEM Warrant

On November 4, 2022, Auto Service Group Limited entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, Auto Service Group Limited has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrants”) granting GYBL the right, during the Investment Period, to purchase the Group’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of the Group’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case the Group consummates a merger transaction with GBRG, and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

After the Business Combination completed in May 2023, SunCar Technology Group Inc. registered the GEM Shares and GEM Warrants for the GEM Investor pursuant to GEM Purchase Agreement. As of June 30, 2024, the Company did not sell any ordinary shares to GEM Investor pursuant to GEM Purchase Agreement. The Company issued 2,839,951 GEM Warrants with the exercise price of US$11.50 per share. Each GEM Warrant is entitled to purchase one Class A Ordinary Share. The GEM Warrants were exercisable from May 17, 2023, and shall expire on the date of the third anniversary of the public listing date.

The GEM Warrant met the criteria for equity classification. Pursuant to GEM Purchase Agreement, the GEM Warrants were issued as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, and thus, the initial fair value of the warrants was recorded as prepaid financing expense, which was amortized within the Investment Period commencing from May 17, 2023 to May 17, 2026. The Group recognized financing expense of US$303 for the six months ended June 30, 2024.

Public Warrant and Private Warrant

In connection with the Business Combination, the Company has assumed 6,100,000 warrants outstanding, which consisted of: (i) 750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge by holders, and (ii) 350,000 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by Goldenbridge in connection with the initial public offering of GBRG by the holders.

When the Public Warrants are exercisable, the Company may redeem the Public Warrants in whole, and not in part, at a price of US$0.01 per warrant:

(i)	If, and only if the last reported sales price of the Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company send the notice of redemption to the warrant holders.

(ii)	Upon a minimum of 30 day’s prior written notice of redemption.

10. WARRANTS – Continued

Public Warrant and Private Warrant - Continued

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the US$16.50 trigger price as well as the US$11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchaser or their permitted transferees.

The exercise period of Public Warrants and Private Warrants commence on the later to occur of (i) the completion of the Company’s initial business combination and (ii)12 months following the closing of the Public Offering of GBRG, and terminating on earlier to occur if (i) five years after the completion of the initial business combination (May 17, 2028), and (ii) the date fixed for redemption of the Warrants.

The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. Therefore, the Private Warrants are recognized as warrant liabilities on Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

Warrant issued in the Follow-on Offering

As part of the Follow-on Offering, the Company agreed to issue to the Institutional Investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after October 30, 2023, the date of issuance and will have a term of five years therefrom.

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the Follow-on Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Follow-on Offering. In addition, the Company agreed to issue to the Placement Agent warrants (“PA Warrants”) to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Follow-on Offering, at an exercise price equal to $10.225 per share. The number of PA Warrants issued to FT Global Capital, Inc was 25,672.

The Common Warrants and PA Warrants met the criteria for equity classification. The fair value of the Common Warrants and PA Warrants were of US$17,739, valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received.

10. WARRANTS – Continued

Warrant issued in the Follow-on Offering - Continued

The table summarizes the assumptions of the initial fair value of warrants under Black-Scholes-Merton model:

	GEM Warrants	Public Warrants and Private Warrants	Common Warrants	PA Warrants
Expected term (in years)	3	5	5	5
Volatility	59.84%	59.84%	63.84%	63.84%
Risk-free interest rate	3.94%	3.59%	4.80%	4.80%
Dividend yield	-	-	-	-

(1)	Expected term (in years)

Expected term (in years) of the warrants is extracted from warrant agreements.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the warrants was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the warrants.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the warrants.

The table summarize the status of warrants outstanding and exercisable as of June 30, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2023	12,431,674	$10.72
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding, as of June 30, 2024	12,431,674	$10.72
Warrants exercisable, as of June 30, 2024	12,431,674	$10.72

As of June 30, 2024, the Company had 12,431,674 warrants outstanding to purchase 9,574,077 Class A Ordinary Shares with weighted average exercise price of US$ 10.72 per share and remaining contractual lives of 3.56 years.

11. SHARE-BASED COMPENSATION

Earnout Shares

The consideration for the Business Combination included earnout share to the management as follows (“Earnout Shares”):

(1)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds $258,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(2)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and;

(3)	1,600,000 Class A Ordinary Shares if the Group’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

The Business Combination was completed on May 17, 2023. The Earnout Shares related to the performance condition in 2022, attributable to pre-combination vesting, is substantially part of the consideration in the exchange for the Company. The Earnout Shares related to business performance in 2023 and 2024 are accounted for as share-based compensation under ASC718, using the graded vesting method over the applicable vesting period based on the fair value of the Earnout Shares of $6.11 per share on the grant date.

For the six months ended June 30, 2023 and 2024, the Group recognized share-based compensation expense related to Earnout Shares of nil and nil.

2024 Equity Incentive Plan

On March 28, 2024, the board of directors of the Company approved 2024 Equity Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to the awards shall be 8,800,000 shares.

All of the 8,800,000 shares have been issued to employees. The shares were fully vested upon granted. The shares issued under 2024 Plan are accounted for as share-based compensation under ASC718 based on the fair value of the ordinary shares of $7.05 per share on the grant date. For the six months ended June 30, 2024, the Company recognized share-based compensation expenses of $62,040.

11. SHARE-BASED COMPENSATION - Continued

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of the Group, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 (US$3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors. The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

The Group recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. For the six months ended June 30, 2023 and 2024, $776 and $745 of compensation expenses were recorded.

As of June 30, 2024, the unrecognized compensation expense related to restricted shares amounted to 2,236, which will be recognized over a weighted-average period of 1.19 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

12. TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

Continuing operations:

The income tax provision consisted of the following components:

	For the six months ended June 30,
	2023	2024
Current income tax expenses	$926	$1,017
Deferred income tax benefit	(76)	(750)
Total income tax expense	$850	$267

12. TAXATION - Continued

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the six months ended June 30,
	2023	2024
Income (Loss) before income tax expense	$1,986	$(59,873)
Computed income tax expense (benefit) with statutory tax rate	573	(14,968)
Additional deduction for research and development expenses	(237)	(213)
Tax effect of preferred tax rate	(791)	15,487
Tax effect of favorable tax rates on small-scale and low-profit entities	(15)	-
Tax effect of tax relief	(2)	(1)
Tax effect of non-deductible items	35	(71)
Tax effect of expired tax attribute carryforwards	-	481
Tax effect of deferred tax effect of tax rate change	(42)	-
Changes in valuation allowance	1,329	(448)
Income tax expense	$850	$267

As of December 31, 2023 and June 30, 2024, the significant components of the deferred tax assets are summarized below:

	December 31,	June 30，
	2023	2024
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,727	$5,596
Temporary difference in research and development costs	3,187	3,063
Accrued expense	402	393
Net operating loss carried forward	10,841	10,328
Share-based compensation	76	185
Allowance for doubtful accounts	3,585	3,990
Total deferred tax assets	23,818	23,555
Valuation allowance	(11,820)	(11,088)
Deferred tax assets, net of valuation allowance	$11,998	$12,467

Changes in valuation allowance are as follows:

	December 31,	June 30，
	2023	2024
Balance at the beginning of the period	$7,577	$11,820
Additions	4,459	-
Reduction	-	(460)
Foreign currency translation adjustments	(216)	(272)
Balance at the end of the period	$11,820	$11,088

12. TAXATION - Continued

As of December 31, 2023 and June 30, 2024, the Group had net operating loss carryforwards of approximately $45,196 and $61,232, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2023 and June 30, 2024, deferred tax assets from the net operating loss carryforwards amounted to $10,841 and $10,328, respectively, and the Group has recorded valuation allowances of $11,820 and $11,088 as of December 31, 2023 and June 30, 2024, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of June 30, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

2025	$5,081
2026	5,191
2027	17,378
2028	14,257
2029	1,729
Indefinite	17,596
Total	$61,232

13. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the six months ended June 30,
	2023	2024
Numerator:
Net loss attributable to the Company’s ordinary shareholders	$(3,379)	$(62,583)
Numerator for basic and diluted net loss per share calculation	$(3,379)	$(62,583)

Denominator:
Weighted average number of ordinary shares	81,374,609	93,663,300

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.04)	$(0.67)

For the six months June 30, 2024, warrants were anti-dilutive and thus excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in the first half of 2024 were 1,600,000.

14. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023 and June 30, 2024:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, the Company’s Chief Executive Officer

Balances with related parties

Amount due to a related party

	December 31,	June 30,
	2023	2024
Amount due to a related party, current
Shengda Group
Other payables (2)	4,751	4,557
	$4,751	$4,557
Amount due to a related party, non-current
Shengda Group
Payables due to the transfer of SunCar Online (1)	29,688	$29,004
	29,688	$29,004

(1)

On December 3, 2021, Shengda Group transfered all of its equity interest, which was 55.09% as of the transfer date, of SunCar Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group RMB282 million for the transfer of SunCar Online. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025. Therefore, the Group reclassified the balance to non-current portion after the extension.

(2)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

Transactions with related parties

	For the six months ended June 30,
	2023	2024

Amount paid by a related party on behalf of the Group	$167	-

Accrued interests of amount due to Shengda Group	$-	146

15. CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2023	2024
Percentage of the Group’s total revenue
Customer A	19%	16%
Customer B	17%	20%
Customer C	*	18%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	December 31,	June 30,
	2023	2024
Percentage of the Group’s accounts receivable
Customer D	14%	13%
Customer E	13%	10%
Customer F	11%	15%
Customer G	12%	*

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the six months ended June 30,
	2023	2024
Percentage of the Group’s total purchase
Supplier A	13%	13%
Supplier B	17%	14%

*	represent percentage less than 10%

16. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year is included in Note 9.

The total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office as of June 30, 2024 are payable as follows:

Lease Commitment
Within 1 year	86
1-2 years	1
Total	87

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of private cloud. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of June 30, 2024 was $9,632, which was expected to be paid within 1 year.

17. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through September 13, 2024, the date of issuance of the unaudited condensed consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in Form 6-K for the six months ended June 30, 2024. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in the Form 20-F for the year ended December 31, 2023.

Business Overview

We are a leading cloud-based provider of digitalized enterprise auto services and auto eInsurance in China. We generate our revenue from auto service business, auto eInsurance business and technology service business.

We operate our auto services business through offering customized service solutions to our enterprise clients, who are major banks, insurance companies, telecommunication companies, electric vehicle (or “EV”) original equipment manufacturers (“OEMs”) or any client who have end customers demanding automotive services. These enterprise clients purchase our service solutions for the members of their reward programs or customer loyalty programs to enjoy. The auto service solutions cover over 300 types of services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. They are provided in collaboration with our auto service providers, which are typically third-party auto service providers.

For auto eInsurance business, we primarily facilitate the sales of auto eInsurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automates and streamlines the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China. We sell insurance policies through a network of over 64,000 external sales partners. These sales partners include an offline auto network with frequent exposure to car owners, an online marketplace with large user traffic, and emerging EV OEMs and service providers.

We operate our technology service business by providing technical software and consulting related to auto services and auto eInsurance. With growing demands to efficiently manage their businesses, our enterprise clients are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our enterprise clients into our technology customers.

Significant Factors Impacting Financial Results

Relationship with customers

For auto services business, our enterprise clients mainly comprising of banks, insurance companies, telecoms companies, EV OEMs and other large corporations. For auto eInsurance business, we distribute primarily automobile insurance products on behalf of well-known insurance companies in China. It is critical for us to maintain good relationship and obtain recognition from both our enterprise clients and their end consumers. We need to keep growing our business, building our brand influence and improving our quality of service to attract new clients, solidify relationships with existing clients, and bring satisfactory service experience to end consumers. Positive feedback from end consumers encourages our clients to deepen their business relations with us.

Cooperation with service providers

For auto services business, we rely on auto service providers to deliver a variety of automobile-related services to the customers of our enterprise clients. Positive feedback from end consumers depends on the quality of service provided by our service providers. If our relationships with our service providers deteriorate, our business, financial condition and results of operations may be materially and adversely affected.

For auto eInsurance business, we collaborate with various external referral sources to expand our market penetration and broaden our end consumer base. We build up a business network of external sales partners, including offline after-sales networks with frequent exposure to car owners, major online platforms with significant user traffic, and emerging EV OEMs and service providers. Our good relationships with external referral sources are crucial for us to attract end customers for our auto eInsurance business.

Operating efficiency of our business

While we expect our operating costs and expenses to increase as our business grows, we also expect them to decrease as a proportion of our revenues as we improve our operating efficiency and achieve greater economies of scale.

The cross-utilizations and interconnections between our auto service and auto eInsurance business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service provider network, these service providers become our sales partners of our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our auto services.

Our business is built on a cloud-based, multi-tenant digital platform to which we have continued to integrate both our client base as well as our service and sales network. We are in the process of digitalizing all our internal workflow as well as the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to adopt more cutting-edge technologies in AI, big data and Robotics Process Automation (“RPA”) to iteratively upgrade our digital platform for new features and better performance.

Regulations

Our auto eInsurance business, like all insurance-related business in China, are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), under regulations including but not limited to PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies. Aspects of our auto eInsurance business so regulated include terms and premium rates of the insurance products we distribute for major insurance companies, the commission rates we earn, as well as the way we operate our auto eInsurance businesses generally. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our auto eInsurance business, if we are not able to increase our business volume and efficiency to compensate for the effect of such regulatory changes, or pass on any downward impact on our revenue to external participants in the insurance supply chain.

Impact of Global Inflationary Pressures

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, we consider the impact of inflation on the business is immaterial as the operations are in China, and China’s inflation rates have been relatively stable in the last three and a half years: approximately 0.9%, 2.0%, and 0.2% for the years ended December 31, 2021, 2022 and 2023, and 0.6% for the six months ended June 30, 2024, respectively. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, with the increasing fuel price, people may drive less, and less people may choose to buy cars, the automotive and related industries, including insurance, auto service and technology service industries where we operate, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufactures directly and indirectly request the insurance company to develop insurance products designed for EVs. We believe as the EVs become more and more popular, insurance for EVs can effectively increase our revenues and offset the adverse impact brought by the increase fuel prices.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our unaudited condensed consolidated financial statements are described below, which should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this Report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for credit losses; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Our revenues are mainly generated from providing auto service, auto eInsurance service and technology service.

Auto service

We define enterprise clients as our customers and we sell auto service coupons to enterprise clients, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and we only provide one specific service among various service types for each specific service coupon. We identify each specific service coupon as a contract that establishes enforceable rights and obligations for each party. We charge the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, we either charge the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. We consider each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, we identify only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. We act as a principal as we control the right to services before the services are provided to customers and we have the ability to direct other parties to provide the services to customers on our behalf. Specifically, we have the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. We recognize revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. We do not provide refunds to customers when a coupon is expired but not used.

Auto eInsurance service

We provide auto eInsurance service distributing primarily automobile insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any auto eInsurance service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

We provide technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. We charge service fee based on fixed price per month for service provided, and recognize revenue over time during the service period.

Allowance for credit losses

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to $0.5 million recognized as of January 1, 2023. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

For the six months ended June 30, 2023 and 2024, we reversed credit losses of accounts receivable of US$3.7 million and recognized credit losses of accounts receivable of US$2.7 million, respectively. A 10% increase in our credit losses provision would have increased our profit before income tax by 19%, or increased our losses before income tax by nil for the six months ended June 30, 2023 and 2024, respectively.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the six months ended June 30, 2023 and 2024, we recognized valuation allowance of deferred tax assets of US$1.3 million and a reduction of US$0.5 million, respectively. A 10% increase in our valuation allowance of deferred tax assets would have decreased our net income, or increased our net loss by 6%, and nil for the six months ended June 30, 2023 and 2024.

Useful lives of software and equipment

The estimated useful lives of the software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Key Components of Results of Operations

Revenue

Revenues of us are derived from auto service, auto eInsurance service and technology service. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Six Months Ended June 30,
	2023		2024
	(In thousands, except for percentages)
Auto service	$98,813	62%	$107,451	53%
Auto eInsurance service	47,710	30%	73,747	36%
Technology service	12,855	8%	21,888	11%
Total	$159,378	100%	$203,086	100%

Auto service. We provide/offer customized auto services, ultimately provided to end-customers of our enterprise clients. These services include regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. We charge the service fee either based on the number of service items completed at a fixed price per item, or, charges for the service coupons with limited duration term sold, no matter whether services have been performed. We act as a principal as we control the right to services before providing them to end customers. Therefore, we recognize revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term expired.

Auto eInsurance service. We provide auto eInsurance service distributing automobile insurance products on behalf of insurance companies. Auto eInsurance services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. We recognize revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology service. We operate our technology service business by providing technical software and consulting related to automobile services and insurance, including modular online management tools such as customer relationship management, order management, finance management and visual analysis systems. For use of our technology services, we charge technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Operating costs and expenses

The following table set forth our operating costs and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Six Months Ended June 30,
	2023		2024
	(In thousands, except for percentages)
Integrated service cost	$87,854	55%	$107,621	53%
Promotional service expenses	49,563	31%	71,135	35%
Selling expenses	12,793	8%	10,199	5%
General and administrative expenses	4,020	3%	40,537	20%
Research and development expenses	4,020	3%	32,205	16%
Total	$158,250	100%	$261,697	129%

Integrated service cost. The integrated service cost primarily consists of (i) service fees paid to auto service providers to provide customized service for end consumers of its enterprise clients; and (ii) service fees paid to suppliers engaged to provide technical support for our technology service. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional service expenses. Promotional service expenses represent (i) promotional service fee to explore extensive networks of auto service and auto eInsurance; and (ii) service fees we pay to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging EV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling expenses. Selling expenses primarily consists of (i) salaries and employment benefits for employees who work in service line; (ii) promotional service fee; (iii) communication and travel expenses, and (iv) depreciation expenses related to sales. Depreciation expenses are calculated based on a straight-line basis over the estimated useful lives of the assets.

General and administrative expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and development expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external businesses, and share-based compensation expenses.

Results of Operations

Six Months Ended June 30, 2024 compared with Six Months Ended June 30, 2023

The following table sets forth a summary of unaudited condensed consolidated results of operations for the period indicated. This information should be read together with unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Change
	2023	2024	Amount	%
	(In thousands, except for percentages)
Revenues
Auto service	$98,813	107,451	$8,638	9%
Auto eInsurance service	47,710	73,747	26,037	55%
Technology service	12,855	21,888	9,033	70%
Total revenues	159,378	203,086	43,708	27%

Operating costs and expenses
Integrated service cost	(87,854)	(107,621)	(19,767)	22%
Promotional service expenses	(49,563)	(71,135)	(21,572)	44%
Selling expenses	(12,793)	(10,199)	2,594	-20%
General and administrative expenses	(4,020)	(40,537)	(36,517)	908%
Research and development expenses	(4,020)	(32,205)	(28,185)	701%
Total operating costs and expenses	(158,250)	(261,697)	(103,447)	65%

Operating income/(loss)	1,128	(58,611)	(59,739)	-5296%

Other income/(expenses)
Financial expenses, net	(1,915)	(2,302)	(387)	20%
Investment income	323	306	(17)	-5%
Other income, net	2,450	734	(1,716)	-70%
Total other income/(expenses), net	858	(1,262)	(2,120)	-247%

Income/(loss) before income tax expense	1,986	(59,873)	(61,859)	-3115%
Income tax expense	(850)	(267)	583	-69%
Net income/(loss)	1,136	(60,140)	(61,276)	-5394%

Revenue

Our total revenue increased by 27% from US$159.4 million for the six months ended June 30, 2023 to US$203.1 million for the six months ended June 30, 2024.

Auto service. Auto service revenue increased by 9% from US$98.8 million for the six months ended June 30, 2023 to US$107.5 million for the six months ended June 30, 2024. The increase was driven by the increase of service orders in 2024. Extensive service network we developed served more enterprise clients, and completed more auto services orders in 2024.

Auto eInsurance service. Auto eInsurance service revenue increased by 55% from US$47.7 million for the six months ended June 30, 2023 to US$73.7 million for the six months ended June 30, 2024, which was driven by the increasing number of insurance policy sold for the six months ended June 30, 2024. We ranked first in terms of auto insurance premium facilitated for EVs in China. EVs’ sales have increased sharply in recent years, and thus, our auto eInsurance business expanded rapidly. Therefore, while average commission for the six months ended June 30, 2024 decreased by 21% compared with those for the six months ended June 30, 2023 due to the normal market fluctuation, such decrease was offset by the increase in the number of insurance policy for EVs by 255% compared with those for the six months ended June 30, 2023.

Technology service. Technology service revenue increased by 70% from US$12.9 million for the six months ended June 30, 2023 to US$21.9 million for the six months ended June 30, 2024. With growing demands to efficiently manage their businesses, more enterprise clients are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our enterprise clients into our technology customers. Through the application of Private Cloud Platform, the development process was simplified, and we can easily obtain various tools for software development, testing, operation and maintenance to strengthen software platform to increase business capacity and better serve the customers.

Operating costs and expenses. Operating costs and expenses increased by 65% from US$158.3 million for the six months ended June 30, 2023 to US$261.7 million for the six months ended June 30, 2024.

Integrated service cost. Integrated service cost increased by 22% from US$87.9 million for the six months ended June 30, 2023 to US$107.6 million for the six months ended June 30, 2024. The increase of integrated service costs was in line with the increase of revenue in our auto service and significant increase in the technology service.

Promotional service expenses. Promotional service expenses increased by 44% from US$49.6 million for the six months ended June 30, 2023 to US$71.1 million for the six months ended June 30, 2024. The increase of promotional service was in line with the increase of revenue in our auto service and auto eInsurance service.

Selling expenses. Selling expenses decreased by 20% from US$12.8 million for the six months ended June 30, 2023 to US$10.2 million for the six months ended June 30, 2024, primarily due to a decrease in on-site promotion expense of US$1.8 million, attributable to the growth of the cross-utilizations and interconnections between our auto service and auto eInsurance business lines, resulting in improved promotion efficiency, and a decrease in depreciation and amortization of US$0.8 million.

General and administrative expenses. General and administrative expenses significantly increased from US$4.0 million for the six months ended June 30, 2023 to US$40.5 million for the six months ended June 30, 2024, primarily due to the increase of share-based compensation expense related to 2024 Equity Incentive Plan of US$31.0 million and the increase of expected credit losses related to account receivables of US$6.3 million.

Research and development expenses. Research and development expenses significantly increased from US$4.0 million for the six months ended June 30, 2023 to US$32.2 million for six months ended June 30, 2024, primarily due to share-based compensation expense related to 2024 Equity Incentive Plan of US$31.0 million.

Adjusted EBITDA. Adjusted EBITDA has increased by 4% from $5.8 million in six months ended June 30, 2023 to $6.0 million for the six months ended June 30, 2024. See our reconciliation of Operating profit (loss) to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, the Company’s management believes that Adjusted EBITDA, which is a non-GAAP measure that excludes certain non-recurring items such as costs and expenses related to the Business Combination and prior and subsequent capital raises, is useful in evaluating our operational performance. The Company uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may or may not present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as Operating profit (loss) adjusted for depreciation and amortization, share-based compensation and non-recurring expenses related to the Business Combination and prior and subsequent capital raises. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total revenues.

The following table reconciles Operating profit (loss) to Adjusted EBITDA for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30,
	2023	2024
	(In thousands)
Operating profit (loss)	$1,128	$(58,611)
Depreciation and amortization (1)	2,840	1,813
Share-based compensation (2)	776	62,785
Transaction fees (3)	1,071	53
Adjusted EBITDA	$5,815	$6,040
Adjusted EBITDA Margin	3.6%	3.0%

(1)	Non-cash expenses related to depreciation and amortization

(2)	Non-cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group)

(3)	Includes non-recurring transaction related fees and expenses associated with the Company’s Business Combination and prior and subsequent capital raises

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of us, during the six months ended June 30, 2023 and 2024 as it did not have assessable profit during the periods presented.

PRC

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of our subsidiaries, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years. Shengda Automobile, one of our key subsidiaries, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years.

Dividends paid by its wholly foreign-owned subsidiaries in China to its intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If its intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by its wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If our holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Liquidity and Capital Resources

	For the Six Months Ended June 30,
	2023	2024
	(in thousands)
Net cash used in operating activities	$(20,525)	$(2,625)
Net cash provided by (used in) investing activities	897	(7,290)
Net cash provided by financing activities	35,485	208
Effect of exchange rate changes	(1,661)	(159)
Net increase (decrease) in cash and restricted cash	$14,196	$(9,866)

Our principal sources of liquidity have been cash provided from bank borrowings, and revenue generated from its business operation. As of June 30, 2024, we had US$20.9 million in cash, and US$2.8 million restricted cash, of which almost all of the cash was denominated in Renminbi. Most of the cash and restricted cash were held at banks located in China.

We believe that our current cash on hand, short-term investments and cash provided by equity security will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

We expect that substantially all of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was US$2.6 million, as compared to net loss of US$60.1 million. The difference between net loss and net cash used in operating activities was primarily attributable to (i) a non-cash adjustment of share-based compensation of US$62.8 million, (ii) an increase of accounts receivable of US$24.7 million due to the increase of sales, (iii) an increase of prepaid expenses and other current assets of US$7.5 million, offset by an increase of accounts payable of US$26.3 million, primarily due to the growth of our auto service business.

Net cash used in operating activities for the six months ended June 30, 2023 was US$20.5 million, as compared to net income of US$1.1 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of prepaid expenses and other current assets of US$38.8 million due to the increase of advances to suppliers, offset by an increase of accounts payable of US$7.6 million, primarily due to the growth of our auto service business, and a decrease of accounts receivable, net of US$10.4 million due to the acceleration of collection of the accounts receivable post pandemic.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was US$7.3 million, primarily consisting of US$7.7 million in non-current assets purchase related to the development of cloud infrastructure, and purchase of short-term investment of US$20.6 million, and offset by the proceeds from sale of short-term investment of US$21.3 million.

Net cash provided by investing activities for the six months ended June 30, 2023 was US$0.9 million, primarily consisting of US$3.3 million in non-current assets purchase, and proceeds from sale of short-term investment of US$4.8 million.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was US$0.2 million, consisting primarily of US$57.0 million from short-term bank borrowings, and offset by repayments of short-term bank borrowings of US$56.8 million.

Net cash provided by financing activities for the six months ended June 30, 2023 was US$35.5 million, consisting primarily of US$68.3 million from short-term bank borrowings and US$21.7 million from proceeds from private placement, offset by repayments of short-term bank borrowings of US$53.4 million.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of software and equipment, and the installation of private cloud system. Its capital expenditures were US$3.9 million and US$8.0 million for the six months ended June 30, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and bank borrowings. We will continue to incur capital expenditures as needed to meet the expected growth of its business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$380	$564	$944
Capital payment	$9,632	$-	$9,632
Short-term borrowings	$81,324	$-	$81,324

We recorded rental expense of US$0.4 million and US$0.5 million for the six months ended June 30, 2023 and 2024, respectively. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2024.

We also have certain capital commitments that primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$9.6 million as of June 30, 2024. All of the capital commitments will be fulfilled in the future according to the investment payment schedule.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, the Chairman of Board of Directors, was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, we were liable to Jiachen of RMB281.8 million (US$40.9 million) for the transfer of SunCar Online as of December 31, 2022. In the share purchase agreement dated March 1, 2022, we agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, we negotiated with Jiachen and consented to have an extension of payment to extend the repayment date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment. As of June 30, 2024, the payables due to the transfer of SunCar Online was US$29.0 million, and other payable was US$4.6 million for the ordinary course of operation, which were interest free, unsecure and could be settled on demand. .

B. Liquidity and Capital Resources

Please see “Operating Results-Liquidity and Capital Resources” above.

C. Research and Development, Patents and Licenses, etc.

For the six months ended June 30, 2023 and 2024, our research and development expenses were US$4.0 million, and US$23.7 million, respectively. Its research and development expenses consist primarily of payroll, employee benefit and share-based compensation for research and development, rental expense, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external business. We expect spending in research and development to continue to be significant over time as we plan to continue to invest in our technology and innovation to enhance customer experience and provide value to our business partners.

D. Trend Information

Other than as disclosed in this Report, we are not aware of any trends, uncertainties, demands, commitments or events as of June 30, 2024 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Please see “Operating Results-Critical Accounting Estimates” above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: September 13, 2024	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)